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                 December 8, 2020

       Eli Baker
       President, Chief Financial Officer and Secretary
       Flying Eagle Acquisition Corp.
       2121 Avenue of the Stars, Suite 2300
       Los Angeles, CA 90067

                                                        Re: Flying Eagle
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 4,
2020
                                                            File No. 333-251145

       Dear Mr. Baker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
       Woo, Legal Branch Chief, with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Joel Rubinstein, Esq.